SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Semele Group Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

8166 18 201
(CUSIP Number)

Gary D. Engle, President, Equis Corporation
200 Nyala Farms, Westport, Connecticut 06880
(203) 341-0555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  .

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gary D. Engle
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)

SEC USE ONLY
SOURCE OF FUNDS Personal

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TOITEMS 2(d)or2(e)

CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	SOLE VOTING POWER 770,561

BENEFICIALLY OWNED BY	SHARED VOTING POWER None

EACH REPORTING	SOLE DISPOSITIVE POWER 688,421
PERSON WITH	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 770,561

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.1%

14.	TYPE OF REPORTING PERSON IN

NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AFG Hato Arrow Limited Partnership I.R.S. I.D. No. 04-3144610
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)X (b)

SEC USE ONLY
SOURCE OF FUNDS N/A

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES	SOLE VOTING POWER None

BENEFICIALLY OWNED BY	SHARED VOTING POWER None

EACH REPORTING	SOLE DISPOSITIVE POWER None
PERSON WITH	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%

14.	TYPE OF REPORTING PERSON PN

NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AFG Dove Arrow Limited Partnership I.R.S. I.D. No. 04-3140602
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)

SEC USE ONLY
SOURCE OF FUNDS N/A

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES	SOLE VOTING POWER None

BENEFICIALLY OWNED BY	SHARED VOTING POWER None

EACH REPORTING	SOLE DISPOSITIVE POWER None
PERSON WITH	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%

14.	TYPE OF REPORTING PERSON PN

NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AIP/Larkfield Limited Partnership I.R.S. I.D. No. 04-3082082
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)

SEC USE ONLY
SOURCE OF FUNDS N/A

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES	SOLE VOTING POWER None

BENEFICIALLY OWNED BY	SHARED VOTING POWER None

EACH REPORTING	SOLE DISPOSITIVE POWER None
PERSON WITH	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%

14.	TYPE OF REPORTING PERSON PN

  Item 1. Security and Issuer

    This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Semele Group Inc., a Delaware Corporation ("Semele"). The principal executive offices of Semele are located at 200 Nyala Farms, Westport, Connecticut 06880.

Item 2.  Identity and Background

This statement is filed by the following four reporting persons (collectively, the "Reporting Persons," and individually, a "Reporting Person"):

  Gary D. Engle. Mr. Engle is Chairman and Chief Executive Officer of Semele. Mr. Engle is also President and Chief Executive Officer of Equis Corporation, the general partner of Equis Financial Group Limited Partnership, a Massachusetts limited partnership ("Equis") and Chairman and a Director of PLM International, Inc., ("PLM"). Both Equis and PLM are engaged primarily in the business of managing leased assets and funds holding leased assets. Mr. Engle’s business address is 200 Nyala Farms, Westport, Connecticut 06880. Mr. Engle is a U.S. citizen.

  AFG Hato Arrow Limited Partnership ("Hato"), a Massachusetts limited partnership. Hato is a special purpose limited partnership whose assets consist solely of Semele Common Stock. The sole general partner of Hato is PYB Corporation ("PYB"), a Massachusetts corporation which serves as a general partner of a number of limited partnerships. Mr. Engle is the President of PYB. The principal place of business and principal office of Hato and PYB are located at 1050 Waltham Street, Lexington, Massachusetts 02421.

  AFG Dove Arrow Limited Partnership ("Dove"), a Massachusetts limited partnership. Dove is a special purpose limited partnership whose assets consist solely of Semele Common Stock. The sole general partner of Dove is PYB Corporation ("PYB"). The principal place of business and principal office of PYB are located at 1050 Waltham Street, Lexington, Massachusetts 02421.

  AIP/Larkfield Limited Partnership ("Larkfield"), a Massachusetts limited partnership. Larkfield is a special purpose limited partnership whose assets consist solely of Semele Common Stock. The sole general partner of Larkfield is PYB Corporation ("PYB"). The principal place of business and principal office of PYB are located at 1050 Waltham Street, Lexington, Massachusetts 02421.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Cash of Family Corporation controlled by Mr. Engle

Item 4. Purpose of Transaction

              On August 29, 2003, Mr. Engle acquired an aggregate of 132,467 shares of Semele common stock in a private sale by Hato, Dove and Larkfield.  The purpose of the transaction is to increase the ownership of Semele common stock by the family corporation controlled by Mr. Engle.

Item 5. Interest in Securities of the Issuer

As of the date of this statement, Mr. Engle beneficially owns 770,561 shares of Semele Common Stock, representing approximately 37.1% of the outstanding shares of Semele Common Stock. As of the date of this statement, Hato, Dove and Larkfield have disposed of all shares of Semele Common Stock owned by each of them by selling 132,467 shares to Mr. Engle and 66,233 to Mr. James A. Coyne. The shares beneficially owned by Mr. Engle include 1,100 shares owned directly, 82,140 shares owned by the trustee of a rabbi trust for the benefit of Mr. Engle, which represent salary deferred by Mr. Engle through December 31, 2000, 587,321 shares owned indirectly through a family corporation controlled by Mr. Engle and 100,000 shares owned by five trusts for the benefit of his children, of which his brother serves as trustee and which Mr. Engle has voting control but disclaims beneficial ownership. Mr. Engle disclaims beneficial ownership of all the shares he owns indirectly through the family corporation, except to the extent that he has a pecuniary interest in such shares under Section 16(a) of the Securities Exchange Act of 1934.

Mr. Engle has the sole power to vote and dispose of, or to direct the vote and disposition of, the aggregate of 688,421 shares owned by him directly and indirectly through the family corporation. Mr. Engle has the sole power to vote or to direct the vote of the 82,140 shares owned by the trustee of the rabbi trust, and no power to dispose of or to direct the disposition of such shares.

On August 29, 2003, a family corporation controlled by Mr. Engle bought 42,363 shares of Semele common stock from Hato, 41,115 shares of Semele common stock from Dove and 48,989 shares of Semele common stock from Larkfield in a private transaction for a purchase price of $1.20 per share.  There have been no other transactions in Semele Common Stock by any Reporting Person, or, to the best knowledge of the Reporting Persons, by any of the other persons identified in Item 2 above, during the 60-day period prior to the date of this statement.

Except for the stockholders of the family corporation and the trustee of the rabbi trust for the benefit of Mr. Engle, no other person is known to have the right to receive or the power to direct the receipt of dividends from Semele Common Stock, and no other person is known to have the right to receive or the power to direct the receipt of the proceeds from the sale of, the Semele Common Stock beneficially owned by Mr. Engle.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Of the shares beneficially owned by Mr. Engle, 82,140 shares are held by the trustee of a rabbi trust for the benefit of Mr. Engle. These shares represent Mr. Engle’s salary from Semele through 2000, which he elected to defer. Shares in the rabbi trust attributable to Mr. Engle’s salary are not subject to forfeiture. Shares in the rabbi trust attributable to any bonus from Semele deferred by Mr. Engle are forfeited and returned to Semele if Semele terminates Mr. Engle’s employment for cause. Shares held in the rabbi trust for the benefit of Mr. Engle will be distributed to him on termination of employment, except that if Semele Common Stock is not then readily tradable, Semele will redeem the shares in installments within three years at fair market value.

Item 7.  Material to Be Filed as Exhibits

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 3, 2003                            /s/ Gary D. Engle ___________________________
Gary D. Engle

AFG HATO ARROW LIMITED PARTNERSHIP
By: PYB Corporation, its General
Partner

September 3, 2003    By: /s/ Gary D. Engle _____________________
Gary D. Engle, President

AFG DOVE ARROW LIMITED PARTNERSHIP
By: PYB Corporation, its General
Partner

September 3, 2003    By: /s/ Gary D. Engle _____________________
Gary D. Engle, President

AIP/LARKFIELD LIMITED PARTNERSHIP
By: PYB Corporation, its General
Partner

September 3, 2003    By: /s/ Gary D. Engle _____________________
Gary D. Engle, President